Exhibit (a)(11)

Explanatory Note: this exhibit restates in its entirety the form of Information Statement initially furnished to stockholders as Annex C to the Statement as filed with the Commission and mailed to stockholders on November 22, 2011, to correct certain factual information. The form of Information Statement filed with the Commission on November 22, 2011 as a separate document, as well as the form of document mailed to the Company’s stockholders, is an accurate and complete version of this Information Statement; this exhibit is filed only to correct inconsistencies in the version filed with the Commission as Annex C to the Statement.

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

(503) 226-3440

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU

ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is being mailed on or about November 22, 2011 to holders of record of common stock, par value $0.001 per share (collectively, the “Shares”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”), in connection with the possible election of persons designated by Landry’s MSA Co., Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Landry’s, Inc., a Delaware corporation (“Landry’s”), to at least a majority of the seats on the Board of Directors of the Company (the “Company Board”) following the tender offer by Purchaser for all of the issued and outstanding Shares. This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of November 7, 2011, by and among Landry’s, Purchaser and the Company (as such may be amended from time to time, the “Merger Agreement”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 22, 2011, to purchase all of the issued and outstanding Shares at a purchase price per Share of $8.75, net to the seller in cash without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended or earlier terminated in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York Time, on December 20, 2011, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to the Company’s stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 22, 2011.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the appointment of Landry’s and Purchaser’s designees to the Company Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Landry’s and Purchaser’s designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

LANDRY’S DESIGNEES

Right to Designate Directors

The Merger Agreement provides that, from time to time, after Purchaser accepts for payment the Shares tendered pursuant to the Offer, Landry’s will be entitled to designate the number of directors (the “Board Designees”), rounded up to the next whole number, on the Company Board that equals the product of (a) the total number of directors on the Company Board, giving effect to the election or appointment of any additional directors pursuant to the provision of the Merger Agreement allowing for the Board Designees, and (b) the percentage that the number of Shares beneficially owned by Landry’s and Purchaser at such time (including shares accepted for payment in connection with the Offer) bears to the total number of Shares then outstanding, as determined on a fully diluted basis. The Company has agreed that it will use reasonable best efforts to cause Landry’s designees to be elected or appointed to the Company Board, including by promptly either increasing the size of the Company Board or securing the resignations of such number of the Company’s incumbent directors, or both, as necessary to enable Landry’s designees to be elected or appointed to the Company Board, provided that, at all times prior to the consummation of the Merger the Company Board shall include at least two directors who were on the Company Board immediately prior to the closing of the Offer (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, the number of Continuing Directors is reduced below two, the remaining Continuing Director shall be entitled to designate any other person who is not a current or former officer, director, employee or consultant of Landry’s or any of its subsidiaries (“Landry’s Insiders”) to fill the vacancy left by such departed Continuing Director and that person will be deemed to be a Continuing Director. In the event that there are no Continuing Directors remaining in office, the other directors of the Company Board then in office shall designate two persons to fill such vacancies who are not Landry’s Insiders, and such persons shall be deemed to be Continuing Directors. Moreover, the Company will cause individuals designated by Landry’s to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary that represents the same percentage as the individuals represent on the Company Board.

Following the election or appointment of Board Designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors will be required to (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Landry’s or Purchaser under the Merger Agreement, (iii) waive any of the Company’s rights under the Merger Agreement, (iv) amend or otherwise modify in any material respect the Company’s Certificate of Incorporation or Bylaws in any manner adverse to the Company’s stockholders or the Company’s current or former officers or directors, or in any manner which would prevent or delay the consummation of the transactions contemplated by the Merger Agreement or the stockholders receiving consideration pursuant to the Merger Agreement, or (v) make any other determination or give any approval or authorization that is required to be taken or given by the Company Board with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby.

Following the election or appointment of Board Designees and until the consummation of the Merger, the Company Board shall have at least such number of directors required by the rules and regulations of Nasdaq and the federal securities laws who are considered independent directors within the meaning of such rules and laws (“Independent Directors”). In the event that, prior to the consummation of the Merger, the number of Independent Directors is reduced below the number of such directors required by such rules or securities laws, the remaining Independent Director(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors. If no Independent Director remains, the other directors shall designate persons who are not stockholders or affiliates of Landry’s or Purchaser, and such Persons shall be deemed to be Independent Directors.

Information With Respect to the Company Board Potential Designees

Landry’s has informed the Company that it will choose its designees for the Company Board from the list of persons set forth below. The following paragraphs, prepared from information furnished to the Company by Landry’s, sets forth, with respect to each individual who may be designated by Landry’s as one of its designees, the name, age of the individual as of the date hereof, present principal occupation and employment history during the past five years. The business address of each such potential designee is c/o Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027.

Tilman J. Fertitta, age 54, has served as the President and Chief Executive Officer of Landry’s since 1987 and as a director of Landry’s since 1993. In 1988, he became the controlling stockholder and assumed full responsibility for all of Landry’s operations. Prior to serving as the President and Chief Executive Officer of Landry’s, Mr. Fertitta devoted his full time to the control and operation of a hospitality and development company.

Steven L. Scheinthal, age 50, has served as the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s since September 1992 and as a director of Landry’s since 1993. Prior to joining Landry’s, he was a partner in the law firm of Stumpf & Falgout in Houston, Texas. He has been licensed to practice law in the state of Texas since 1984.

Richard H. Liem, age 58, serves as the Executive Vice President and Chief Financial Officer of Landry’s, has served as Senior Vice President of Finance since June 2004 and has been a director of Landry’s since 2009. He started with Landry’s in 1999 as the Vice President of Accounting and Corporate Controller. Mr. Liem joined Landry’s from Carrols Corporation, a restaurant company located in Syracuse, NY, where he was the Vice President of Financial Operations from 1994 to 1999. He was with the audit division of Price Waterhouse, L.L.P. from 1983 to 1994. Mr. Liem is a certified public accountant.

Landry’s has informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

Landry’s has informed us that, to the best of Landry’s knowledge, none of the persons listed above (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best of Landry’s knowledge, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Landry’s has informed us that, except as disclosed in the Offer to Purchase, to the best of Landry’s knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Landry’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, on December 20, 2011, and that, upon assuming office, Landry’s designees will thereafter constitute at least a majority of the Company Board. It is currently not known which of our current directors would resign, if any.

INFORMATION CONCERNING OUTSTANDING SECURITIES

As of November 21, 2011 there were 14,889,253 Shares issued and outstanding, including 24,769 restricted Shares, and 615,148 employee stock options to purchase Shares. Each Share is entitled to one vote and the Shares are the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company.

CURRENT COMPOSITION OF BOARD OF DIRECTORS

Our Company Board consists of seven members, each of whom serves a one-year term until the next annual meeting or until their respective successors are duly elected or appointed, and qualified. Our current directors are:

•	William T. Freeman

•	Douglas L. Schmick

•	Eric P. Bauer

•	Christine F. Deputy Ott

•	J. Rice Edmonds

•	Elliott H. Jurgensen, Jr.

•	James R. Parish

Each of our directors brings extensive management and leadership experience gained through their service to the Company or other businesses. In these roles, they have taken hands-on, day-to-day responsibility for strategy and operations, including management of capital. In addition, most current directors bring board experience acquired by either significant experience on other boards or long service on our Company Board that broadens their knowledge of board policies and processes, rules and regulations, issues and solutions. The Nominating and Corporate Governance Committee’s process to recommend qualified director candidates is described under “Nominating and Corporate Governance Committee.” In the paragraphs below, we describe specific individual qualifications and skills of our directors that contribute to the overall effectiveness of our Company Board and its committees.

William T. Freeman (age 51) joined the Company as the chief executive officer on January 12, 2009, and was elected a director on January 27, 2009. Mr. Freeman has more than 20 years of experience in the restaurant and entertainment industries, most recently as the founder, president and chief executive officer of B&B Restaurant Ventures, LLC, which operated Fox Sports Grill, where he was responsible for the creation, development, operation and growth of the concept from inception. The Fox Sports Grill restaurants were sold in a prepackaged Chapter 11 bankruptcy filed in July 2008 by B&B Restaurant Ventures. Mr. Freeman has also held senior management positions with Robert Redford’s Sundance Entertainment, where he was responsible for all operating divisions including the Sundance Channel, Sundance Resort and the development of the Sundance Film Centers; and Disney Regional Entertainment, where he developed, operated and grew the ESPN brand on a national basis through the development of retail, restaurant and live production venues. Mr. Freeman received his Bachelor of Science degree in accounting from Furman University and began his career as a certified public accountant at Ernst & Whinney.

Douglas L. Schmick (age 63) co-founded the Company in 1972 and was appointed chairman of the Company Board in 2004. From February 2007 through January 2009 he served as chief executive officer, from 1997 through January 2007 he served as president and from 1997 through 1999 he also served as chief executive officer. Mr. Schmick also served as secretary, treasurer, and chief executive officer of the Company from 1974 through 1997. Mr. Schmick has served on the Board of Directors since August 22, 2001. Mr. Schmick received his Bachelor of Science from the University of Idaho.

Eric P. Bauer (age 48) has been a director of the Company since November 2010. Mr. Bauer most recently served as executive vice president and chief operating officer for Gap Brand North America, a division of Gap Inc., where he was responsible for all financial and operational elements of the Gap North American business. He previously served for three years as CFO for Banana Republic, another division of Gap Inc. Prior to his tenure at Gap Inc., Mr. Bauer was the CFO of Tickets.com, a publicly held ticketing services and software technology provider for live-event venues. Prior to that, he held senior level finance and strategy roles at Choice Hotels

International, PepsiCo, BearingPoint Consulting and several European banking institutions. Mr. Bauer received his MBA from Georgetown University and his Bachelor of Arts in economics from UCLA.

Christine F. Deputy Ott (age 45) has been a director of the Company since November 2010. Ms. Deputy Ott is currently senior vice president of human resources for Dunkin’ Brands where she leads the team responsible for employee recruitment, compensation, benefits, training, leadership and development, policy development and employee health and wellness. Prior to joining Dunkin’ Brands, Ms. Deputy Ott spent more than a decade in human resources leadership with Starbucks, including serving in Hong Kong as vice president, partner resources, Asia Pacific and Greater China Regions. Prior to Starbucks, she spent eight years with Thomas Cook in Canada, England and the United States. She graduated with a degree in psychology from George Washington University in Washington, DC.

J. Rice Edmonds (age 40) has been a director of the Company since June 2002. Mr. Edmonds is currently a managing director of Edmonds Capital, LLC, a private equity firm that he founded in October 2008. From 1996 to 2008, Mr. Edmonds was at Bruckmann, Rosser, Sherrill & Co., Inc., most recently as a managing director. Mr. Edmonds serves on the boards of directors of Town Sports International, Inc. and several private companies. In the last five years, Mr. Edmonds was also a director of three other companies with public securities: The Sheridan Group, Inc., Real Mex Restaurants, Inc. and Penhall International Corp. Mr. Edmonds received his Bachelor of Science degree from the University of Virginia McIntire School of Commerce and earned an MBA from the Wharton School at the University of Pennsylvania.

Elliott H. Jurgensen, Jr. (age 66) has been a director of the Company since June 2004. Mr. Jurgensen retired from KPMG LLP in 2003 after 32 years, including 23 years as a partner. At KPMG, he held a number of leadership roles, including: national partner in charge of KPMG’s Hospitality Industry Practice from 1981 to 1993, Managing Partner of the Bellevue, Washington office from 1982 to 1991, and Managing Partner of the Seattle, Washington office from 1993 to 2002. Mr. Jurgensen is a director of Isilon Systems, Inc., Varolii Corporation and BSquare Corporation. Mr. Jurgensen has a Bachelor of Science degree in accounting from San Jose State University and was a certified public accountant.

James R. Parish (age 64) has been a director of the Company since October 2006. Mr. Parish is the owner and principal in Parish Partners, Inc., an investment advisory and consulting firm specializing in the foodservice industry. Mr. Parish was a member of the board of directors of Sprint Finance Corporation prior to its sale in July 2007. Mr. Parish is a member of or has served on the board of directors of numerous privately-held restaurant operating or service and supplier companies. Before forming Parish Partners in 1991, Mr. Parish was executive vice president and chief financial officer, and a member of the executive committee and board, of Chili’s, Inc., the predecessor of Brinker International, a publicly traded company. Mr. Parish received a Bachelor of Science degree in journalism and an MBA from Drake University.

CORPORATE GOVERNANCE

Director Independence and Corporate Governance. The Company Board has determined that Messrs. Edmonds, Jurgensen, Parish and Bauer and Ms. Deputy Ott are independent under The NASDAQ Global Market listing standards and, accordingly, that a majority of our Company Board is independent. Each member of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is independent under those standards and, with respect to Audit Committee members, the independence standards adopted by the SEC.

Board Leadership Structure. The Company Board does not have a policy on whether the same person should serve as both the Chief Executive Officer and Chairman of the Company Board or, if the roles are separate, whether the Chairman should be selected from the non-employee directors or should be an employee. The Company Board believes that it should have the flexibility to periodically determine the leadership structure that it believes is best for the Company. The Company Board believes that its current leadership structure, with Mr. Freeman serving as Chief Executive Officer and Mr. Schmick serving as Chairman of the Company Board, is a sound corporate governance practice, and that the Company would not realize any efficiencies by combining the roles.

Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics applicable to our Chief Executive Officer, Chief Financial Officer, our directors and all other officers and employees. The Code of Business Conduct and Ethics is available on our website at www.mccormickandschmicks.com, Investor Relations, Corporate Governance.

Communications with Company Board. Any stockholder who wishes to communicate with the Company Board, or to specific directors, may do so by writing to the Company Board or to the specific directors, c/o Michelle M. Lantow, Corporate Secretary, 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209. Communications should be sent by overnight or certified mail, return receipt requested. All communications will be compiled by the Company’s corporate secretary and submitted to the directors to whom it is addressed.

Communications regarding recommendations of individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Company Board must be made in accordance with procedures described under “Director Nomination Policy” below.

Board and Committee Meetings. The Company Board met six times in 2010. Each director attended at least 75% of the total number of meetings of the Company Board and any committee on which he served in 2010 during the period in which he served. We encourage directors to attend the annual meeting of stockholders. At our 2010 annual meeting, there were four members of the Company Board in attendance.

Board Committees. The Company Board has designated three standing committees. The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee operate under written charters that are available for review on our website at www.mccormickandschmicks.com, Investor Relations, Corporate Governance. The membership of each committee, its principal functions, and the number of times it met in 2010, is described below.

Audit Committee. The Audit Committee is composed of Messrs. Jurgensen, Parish and Bauer. The Company Board has determined that each member of the Audit Committee meets applicable financial literacy requirements and that Mr. Jurgensen, the Audit Committee chair, is an “audit committee financial expert” as defined in regulations adopted by the SEC, based upon his experience as a certified public accountant and a partner in an international accounting firm whose role included the audit of, and supervision of other personnel charged with auditing, public company financial statements. A description of the functions performed by the Audit Committee is set forth below in “Report of the Audit Committee.” The Audit Committee met nine times during the Company’s 2010 fiscal year, and has met nine times during fiscal 2011 to date.

Compensation Committee. The Compensation Committee is composed of Messrs. Edmonds, Jurgensen and Ms. Deputy Ott. The Compensation Committee determines compensation for our executive officers and administers our 2004 Stock Incentive Plan. A description of the functions performed by the Compensation Committee and other information about the Committee is set forth below under “Compensation Discussion and Analysis.” The Compensation Committee met one time in 2010.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of Messrs. Parish, Edmonds and Ms. Deputy Ott. The Nominating and Corporate Governance Committee develops and recommends corporate governance guidelines and standards for business conduct and ethics, identifies individuals qualified to become board members, and makes recommendations regarding nominations for director. The Nominating and Corporate Governance Committee will consider individuals recommended by stockholders for nomination as director in accordance with the procedures described under “Director Nomination Policy” below. The Nominating and Corporate Governance Committee also oversees the annual self-evaluations of the Company Board and its committees and makes recommendations concerning the size, structure, composition and membership of the Company Board and its committees. The Nominating and Corporate Governance Committee does not have a diversity policy; however, the Nominating and Corporate Governance Committee’s goal is to nominate candidates from a broad range of experiences and backgrounds who can contribute to the Company Board’s overall effectiveness in meeting its mission. Potential candidates, including nominees recommended by stockholders, are evaluated according to certain criteria such as: experience in business, and specifically in the restaurant industry; financial and accounting acumen; expertise that is useful to the Company; willingness to devote the required time to carry out the duties and responsibilities of a director; willingness to represent the best interests of all stockholders; and other relevant factors that the Company Board determines. A third party was used in 2010 to assist in the identification of potential Company Board candidates. The Nominating and Corporate Governance Committee met four times in 2010.

Risk Management. The Company Board is actively involved in the oversight of risks that could affect the Company. This oversight is conducted primarily through committees of the Company Board, as disclosed in the charters of each of the committees, but the full Company Board retains responsibility for general oversight of risks. The Company Board satisfies this responsibility through reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from management responsible for oversight of particular risks within the Company.

The Compensation Committee is responsible for overseeing the management of risks related to the Company’s executive compensation plans and arrangements. The Company Board believes that our compensation policies and practices are reasonable and properly align our employees’ interests with those of our stockholders. The Company Board believes that there are a number of factors that cause our compensation policies and practices to not have a material adverse effect on the Company. The fact that our executive officers and other employees have their incentive compensation tied to earnings, rather than revenues, encourages actions that improve the Company’s profitability over the short and long term. Furthermore, our stock option plan aligns the interests of our executive officers and other employees with the long term interests of our stockholders.

The Audit Committee oversees management of financial risks and meets with management on a quarterly basis. The Nominating and Corporate Governance Committee manages risks associated with the independence of the Company Board and potential conflicts of interest.

Compensation Committee Interlocks and Insider Participation. The Compensation Committee is composed of Messrs. Edmonds, Jurgensen and Ms. Deputy Ott. No Compensation Committee member had any relationship requiring disclosure under Item 404 of SEC Regulation S-K. None of our executive officers served as a director or compensation committee member of an entity that employs any of our directors.

Director Nomination Policy Stockholders may recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Company Board by submitting a written recommendation to the Nominating and Corporate Governance Committee c/o Michelle M. Lantow,

Corporate Secretary, McCormick & Schmick’s Seafood Restaurants, Inc., 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209. Communications should be sent by overnight or certified mail, return receipt requested. Submissions must include the following information:

Information concerning the recommending stockholder.

•	The name, address and telephone number of the recommending stockholder;

•

The number of Shares owned by the recommending stockholder and the period of time for which they have been held (which must be at least one year) and, if the recommending stockholder is not the stockholder of record, a statement from the record holder of the Shares verifying this information; and

•	A statement of the recommending stockholder’s intention to continue to hold the Shares through the date of the next annual stockholder meeting.

Information concerning the proposed nominee.

•

The information required by Item 401 of SEC Regulation S-K (name, address, any arrangements or understanding regarding nomination and five year business experience of the proposed nominee, as well as information regarding certain types of legal proceedings within the past five years involving the nominee);

•	The information required by Item 403 of SEC Regulation S-K (proposed nominee’s ownership of securities of the Company);

•

The information required by Item 404 of SEC Regulation S-K (transactions between the Company and the proposed nominee valued in excess of $120,000 and certain other types of business relationships with the Company);

•	Whether the individual can read and understand financial statements; and

•

Whether the individual, if elected, intends to tender, promptly following election, an irrevocable resignation effective upon failure to receive the required vote for re-election at the next annual meeting of stockholders and upon the acceptance of the resignation by the Company Board in accordance with our policy on director elections.

The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Company Board and to serve if elected by the stockholders. For information on direct stockholder nominations at the Annual Meeting, see “Stockholder Nominations for Director” below.

Following the identification of the director candidates, the Nominating and Corporate Governance Committee will meet to discuss and consider each candidate’s qualifications and will determine by majority vote the candidate(s) whom the Nominating and Corporate Governance Committee believes would best serve the Company. In evaluating director candidates, the Nominating and Corporate Governance Committee will consider a variety of factors, including the composition of the Company Board as a whole, the characteristics (including independence, diversity, age, skills and experience) of each candidate, and the performance and continued tenure of incumbent Company Board members. The Committee believes candidates for director should have certain minimum qualifications, including high ethical character, business experience with high accomplishment in his or her respective field, the ability to read and understand financial statements, relevant expertise and experience, and sound business judgment. The Company Board will nominate only candidates who agree to tender, promptly following election to the Company Board, an irrevocable resignation effective upon failure to receive the required vote for re-election at the next annual meeting of stockholders and upon the acceptance of the resignation by the Company Board in accordance with our policy on director elections.

In addition, the Committee believes at least one member of the Company Board should meet the criteria for an “audit committee financial expert” as defined by SEC rules, and that a majority of the members of the Company

Board should meet the definition of “independent director” under The NASDAQ Global Market listing standards. The Committee also believes a key member of the Company’s management should participate as a member of the Company Board.

Majority Voting for Directors

Our bylaws provide for majority voting for uncontested director elections. If a quorum of stockholders is present at an annual meeting, a director will be elected if the number of votes cast for the director exceeds the number of votes cast against the director. Under Delaware law, an incumbent director who fails to receive a majority vote continues to serve on the Company Board until a successor is elected and qualified; however, each of our directors has submitted an irrevocable resignation effective upon (1) failure to receive more votes for the director than against and (2) Company Board acceptance of the resignation. Our Corporate Governance Guidelines contain additional provisions to implement our majority voting provisions. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting but will not affect the results of the vote. If any nominee for director at the annual meeting becomes unavailable for election for any reason, the proxy holders ordinarily are vested with discretionary authority to vote pursuant to the proxy for a substitute.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of November 22, 2011 the beneficial ownership of our Common Stock by:

•	each person who beneficially owns more than 5% of our Common Stock;

•	each of our named executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

Unless otherwise indicated, the address for each person or entity named below is c/o McCormick & Schmick’s Seafood Restaurants, Inc., 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, a person named in the table below has sole voting and investment power for all shares of Common Stock shown as beneficially owned by that person.

	Shares Beneficially Owned(1)
Name	Number	Percentage of Shares
Tilman J. Fertitta(2) 1510 West Loop South Houston, TX 77027	1,496,281	10%
Wellington Management Company(3) 280 Congress Street Boston, MA 02210	941,648	6.3%
Dimensional Fund Advisors(4) 6300 Bee Cave Road Austin, TX 78746	841,511	5.7%

William T. Freeman(5)	250,000	*
Michelle M. Lantow(6)	60,000	*
Michael B. Liedberg(7)	10,725	*
Kelly A.B. Gordon(8)	3,401	*
Douglas L. Schmick(9)	131,252	*
James D. Parish(10)	37,298	*
J. Rice Edmonds(10)	28,572	*
Elliott H. Jurgensen, Jr(10)	23,343	*
Christine F. Deputy Ott(11)	9,425	*
Eric P. Bauer(11)	9,425	*
Directors and Executive Officers as a group (10 persons)(12)	563,441	3.8%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our Common Stock.
(1)	If a stockholder holds options or other securities that are exercisable or otherwise convertible into our Common Stock within 60 days following November 22, 2011, we treat the shares of Common Stock underlying those securities as owned by that stockholder and as outstanding shares when we calculate the stockholder’s percentage ownership of our Common Stock. We do not consider those shares to be outstanding when we calculate the percentage ownership of any other stockholder.
(2)	Information is based on amendment No. 5 to Schedule 13D filed November 10, 2011.
(3)	Information is based on amendment No. 4 to Schedule 13G filed February 14, 2011.

(4)	Information is based on a Schedule 13G filed February 11, 2011.
(5)	Includes 250,000 shares subject to options exercisable within 60 days of November 22, 2011.
(6)	Includes 50,000 shares subject to options exercisable within 60 days of November 22, 2011.
(7)	Includes 10,000 shares subject to options exercisable within 60 days of November 22, 2011.
(8)	Includes 3,000 shares subject to options exercisable within 60 days of November 22, 2011.
(9)	Includes 80,000 shares subject to options exercisable within 60 days of November 22, 2011.
(10)	Includes 3,915 shares of restricted stock remaining under an award that vest over a 12 month period that began on July 8, 2011.
(11)	Includes 3,915 shares of restricted stock remaining under an award that vested over a twelve month period that began on July 8, 2011 and 2,320 shares of restricted stock remaining under an award that vest over a three year period that began on November 1, 2010.
(12)	Includes 393,000 shares subject to options exercisable within 60 days of November 22, 2011; 19,575 shares of restricted stock remaining under an award that vests over a 12 month period that began on July 8, 2011; 4,640 shares of restricted stock remaining under an award that vested over a three-year period that began on November 1, 2010.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS

AND CERTAIN CONTROL PERSONS

The Company Board maintains an approval process whereby related party transactions are subject to the approval of the Company Board or, where one or more directors has a personal or financial interest in a matter to be acted upon, then by a committee consisting solely of disinterested directors.

We lease the premises occupied by our Jake’s Famous Crawfish restaurant in Portland, Oregon under a lease dated October 13, 1994 with BOIN Properties, LLC, of which William P. McCormick, our chairman emeritus is a member and manager (the “Restaurant Lease”). Under the Restaurant Lease, we pay base rent of $17,500 per month plus an additional amount equal to the difference between six percent of the annual gross sales of Jake’s Famous Crawfish and the annual base rent. We also pay 60% of assessed taxes under the terms of the Restaurant Lease. The aggregate amount of expense incurred related to this lease with BOIN Properties, LLC was $594,000 for fiscal year 2010. On November 23, 2005, we exercised renewal options to extend the term of the Restaurant Lease with BOIN Properties, LLC, through October 12, 2019, and amended the Restaurant Lease to provide that base rent during the extension period is equal to the existing base rent and to grant the Company two additional five-year renewal options. We believe the terms of the Restaurant Lease are as fair to us as those that would have been available to us in arm’s-length negotiations with an unrelated party.

We lease the premises occupied by McCormick & Schmick’s Harborside at the Marina in Portland, Oregon under a lease dated February 14, 1985, as amended, with Harborside Partners, LLC, the members of which include William P. McCormick and Douglas L. Schmick, a director and our Chairman and former Chief Executive Officer (the “Harborside Lease”). The Harborside Lease expires on December 31, 2023 and may be renewed for three additional five-year periods. Under the Harborside Lease, we pay base rent of $23,123 per month plus the additional amount by which five percent of restaurant gross sales in the month exceed $23,123. We also pay a proportional share of taxes, insurance, maintenance and other costs. The aggregate amount of expense incurred related to this lease with Harborside Partners, LLC was $328,000 for fiscal year 2010. We believe the terms of the Harborside Lease are as fair to us as those that would have been available to us in arm’s-length negotiations with an unrelated party.

We lease kitchen and storage space in the premises occupied by Jake’s Famous Crawfish in Portland, Oregon under a lease dated June 18, 2004 (the “Kitchen Lease”) with DLS Investments, LLC, which is owned by Douglas L. Schmick, and his spouse. We pay an aggregate base rent of $10,080 per month plus our utilities and a pro rata share of taxes, assessments and insurance. In addition, the Kitchen Lease provides for base rent escalations every three years. The aggregate amount of expense incurred related to this lease with DLS Investments, LLC was $137,000 for fiscal year 2010. On November 23, 2005, we exercised renewal options to extend the term of the Kitchen Lease through October 12, 2019, with base rent to be adjusted as provided in the Kitchen Lease, and amended the Kitchen Lease to grant the Company two additional five-year renewal options and to assign the Kitchen Lease to BOIN Properties, LLC, if the Company defaults on the Restaurant Lease. We believe the terms of the Kitchen Lease are as fair to us as those that would have been available to us in arm’s-length negotiations with an unrelated party.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. Executive officers, directors, and beneficial owners of more than 10% of the Common Stock are required by SEC regulation to furnish us with copies of all section 16(a) reports they file. Based solely on a review of reports we have received and on written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that all section 16(a) transactions were reported timely.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the Company’s financial reporting process and compliance with the Sarbanes-Oxley Act of 2002 on behalf of the Company Board. The Audit Committee assists the Company Board in monitoring the integrity of our financial statements and financial reporting process, the systems of internal accounting and financial controls, the independent auditors’ qualifications and independence, the performance of the independent auditors and our internal audit function and our compliance with certain legal and regulatory requirements.

The Audit Committee has:

•	Reviewed and discussed with management and PricewaterhouseCoopers LLP the audited financial statements in the 2010 Annual Report;

•

Discussed with PricewaterhouseCoopers LLP the matters required to be discussed under generally accepted auditing standards and Statement on Auditing Standards No. 114 (Communication with Audit Committees), which superseded Statement on Auditing Standards No. 61;

•

Received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Public Company Accounting Oversight Board Rule 3526 (Communications with Audit Committees Concerning Independence) and discussed with PricewaterhouseCoopers LLP its independence;

•

Reviewed the amount of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services, and discussed whether PricewaterhouseCoopers LLP’s provision of non-audit services was compatible with maintaining their independence; and

•

Established policies and procedures under which all audit and non-audit services performed by the Company’s independent registered public accounting firm must be approved in advance by the Audit Committee.

Fees Paid to Independent Registered Public Accounting Firm. The following table summarizes the aggregate fees billed to the Company by PricewaterhouseCoopers LLP.

	2010	2009
Audit fees(1)	$553,060	$436,775
Audit-related fees(2)	—	25,000
Tax fees(3)	188,278	215,351
All other fees(4)	1,800	1,500

Total	$743,138	$678,626

(1)	Fees for audit services billed in 2010 and 2009 consisted of:

•	Audit of the Company’s annual financial statements;

•	Audit of the effectiveness of the Company’s internal control over financial reporting;

•	Reviews of the Company’s quarterly financial statements; and

•	Statutory and regulatory audits, consents and other services related to SEC matters.

(2)	Fees for audit-related services billed in 2009 consisted of employee benefit plan audits.
(3)	Fees for tax services billed in 2010 and 2009 consisted of:

•	Tax compliance and tax planning services;

•	Federal, state and local income tax return assistance;

•	Sales and use, property and other tax return assistance; and

•	Assistance with tax audits.

(4)	All other fees billed in 2010 and 2009 consisted of fees paid for the Company’s subscription to Comperio, a PricewaterhouseCoopers accounting and SEC regulations research tool.

In considering the nature of the services provided by PricewaterhouseCoopers LLP, the Audit Committee determined the services are compatible with the provision of independent audit services. The Audit Committee discussed these services with PricewaterhouseCoopers LLP and Company management to determine if they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC and the American Institute of Certified Public Accountants.

Pre-Approval Policy. All of the services performed by PricewaterhouseCoopers LLP in 2010 were pre-approved by the Audit Committee. The Audit Committee has a pre-approval policy and procedures describing the permitted audit, audit-related, tax, and other services (collectively, the “Disclosure Categories”) that the independent registered public accounting firm may perform. The policy requires that, before the beginning of each fiscal year following adoption of the policy, a description of the services (the “Service List”) expected to be performed by the independent registered public accounting firm in each of the Disclosure Categories in the following fiscal year be presented to the Audit Committee for approval.

Any requests for audit, audit-related, tax, and other services not included on the Service List must be submitted to the Audit Committee for specific pre-approval and cannot commence until approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman must update the Audit Committee at the next regularly scheduled meeting of any services that were granted specific pre-approval.

Based on the Audit Committee’s review and the meetings, discussions and reports described above, and subject to the limitations of the Audit Committee’s role and responsibilities referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Company Board that the Company’s audited consolidated financial statements for the year ended December 29, 2010 be included in the Company’s Annual Report on Form 10-K.

Members of the Audit Committee:

Elliott H. Jurgensen, Jr. – Chairman

James R. Parish

Eric P. Bauer

EXECUTIVE COMPENSATION

Background

An amendment to the Securities Exchange Act of 1934, as amended, recently adopted by Congress as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) entitles stockholders to vote, on an advisory (non-binding) basis no less frequently than once every three years, on the compensation of the named executive officers (an “Advisory Vote on Compensation”). We conducted such a vote at the annual meeting of our stockholders on May 26, 2011. Our compensation policies for our named executive officers, as well as certain information relating to the amounts and types of compensation awarded to those officers over each of the three most recent fiscal years, are discussed in the sections of this Information Statement entitled “Compensation Discussion and Analysis” and “Executive Compensation.” Generally, we design our executive compensation program to reward, retain and, in the case of new hires, attract executives in order to support our business strategy, achieve our short and long-term goals, and provide continued success for our customers, stockholders, employees and communities. At the core of our executive compensation program is our pay-for-performance philosophy that links competitive levels of compensation to achievements of our overall strategy and business goals, as well as predetermined objectives. We believe our compensation program is strongly aligned with the interests of our stockholders and sound corporate governance principles.

General

We encourage you to read the sections of this Information Statement entitled “Executive Compensation” and “Compensation Discussion and Analysis” for details about our executive compensation practices and policies, including the actual compensation awarded to our named executive officers over each of the three most recent fiscal years. This section presents a brief summary of our executive compensation programs.

We target total compensation (consisting of base salary, annual incentive compensation and long-term incentive compensation) for executives at a level the Compensation Committee determines will reward performance, motivate executives to maximize stockholder returns by achieving both short-term and long-term goals and objectives and to attract and retain key executive officers in a highly competitive marketplace.

We link executive compensation directly to the financial performance of the Company as well as to each executive’s individual contribution. In determining competitive compensation levels, our Compensation Committee analyzes base salaries and incentive compensation for executive officers at comparable companies. Our Compensation Committee has previously engaged compensation consultants to assist us in analyzing our compensation practices to assure they are helping to fulfill our goals and that they are competitive with our peers. The Compensation Committee has placed increased emphasis on aligning compensation with company performance by making a substantial portion of compensation payable as a bonus that is “at risk,” which offers increased rewards for strong company and individual performance and reduced returns if performance goals are not met.

Base salary is used to compensate an executive officer for position and level of responsibility. Base salaries for named executive officers are reviewed annually, and any salary increases are based on the level of responsibility of the particular position, individual performance, competitive data and overall Company performance. For the salary of the Chief Executive Officer the Compensation Committee evaluates performance and makes recommendations to the independent directors for their approval based on the evaluation.

Our named executive officers and other key employees have the opportunity to earn cash incentive awards based on an annual executive incentive compensation plan. Our Compensation Committee establishes performance goals each year which include financial performance goals, such as earnings per share, revenues, or other targets and non-financial goals. Cash bonuses for individuals are determined by the extent to which we attain established goals and by an assessment of each individual’s performance during the year. Compared to our peers, we generally seek to provide a higher proportion of total executive compensation in the form of a performance-based bonus, and the Compensation Committee reviews benchmarking bonus data and considers how bonus potential and base salary work in conjunction together.

Our long-term incentives are designed to align executive officer equity-based rewards with our financial performance and increases in our stock price over a multiple-year period. To achieve this objective, we provide named executive officers long-term incentive award opportunities in the form of stock option and restricted stock grants. Option and restricted stock grants provide executives with the opportunity to buy and maintain equity interests in the Company and to share in the appreciation of the value of the stock. They also provide a long-term incentive for the executive to remain with us and promote stockholder returns. The Compensation Committee generally believes that our executives should maintain ownership of our common stock at some level in order to align their interests with those of our stockholders.

The Compensation Committee will continue to analyze our executive compensation policies and practices and adjust them as appropriate to reflect our performance and competitive needs.

CERTAIN INFORMATION REGARDING GOLDEN PARACHUTE PAYMENTS

Under an additional amendment to the Securities Exchange Act of 1934, as amended, recently adopted by Congress as part of the Dodd-Frank Act, we are required to provide certain information about “golden parachute payments” that may be implicated by a transaction to which this Information Statement pertains. That information is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 22, 2011 and is incorporated herein by reference.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Philosophy

Our executive compensation program is designed to:

•	Reward performance.

•	Motivate executives to maximize stockholder returns by achieving both short-term and long-term financial and strategic goals and objectives.

•	Attract and retain key executive officers in a highly competitive marketplace.

We link executive compensation directly to the financial performance of the Company as well as to each executive’s individual contribution. In determining competitive compensation levels, our Compensation Committee analyzes base salaries and incentive compensation for executive officers at comparable companies. The Compensation Committee has placed increased emphasis on aligning compensation with company performance by making a substantial portion of compensation payable as a bonus that is “at risk,” which offers increased rewards for strong company and individual performance and reduced returns if performance goals are not met.

The Compensation Committee and the Compensation Process

The Compensation Committee annually reviews executive performance and compensation, including base pay, target bonus levels and equity awards for our top executives, which in 2010 included our Chief Executive Officer, Chief Financial Officer, Executive Vice President of Operations and Vice President of the Boathouse Restaurants. The Compensation Committee considers specific recommendations regarding compensation for other executives from the Chief Executive Officer and reviews the Chief Executive Officer’s annual assessment of other executives’ performance. The Chief Executive Officer recommendation typically includes a discussion of the executive’s role and responsibilities, past performance and expected future contributions, the executive’s expectations and competitive market considerations.

Our Compensation Committee has previously engaged compensation consultants to assist us in analyzing our compensation practices to assure they are helping to fulfill our goals and that they are competitive with our peers. In 2008, the Compensation Committee assessed the market pay levels for the Chief Executive Officer, Chief Financial Officer, and the Executive Vice President of Operations based on a peer group of 14 restaurant companies with the assistance of Mercer Human Resource consulting. These companies were O’Charley’s Inc.; PF Chang’s China Bistro Inc.; Red Robin Gourmet Burgers; Texas Roadhouse Inc.; California Pizza Kitchen Inc.; Luby’s Inc.; Morton’s Restaurant Group; Benihana Inc.; Buca Inc.; Ruth’s Chris Steak House; Max & Erma’s Restaurants; J. Alexander’s Corp.; Cosi Inc.; and Ark Restaurants Corp. We did not use an external consultant in 2009 and 2010 to assist us in analyzing compensation practices for our executive officers, but rather performed an analysis internally comparing the company’s executive compensation to our peers and the restaurant industry.

Elements of Compensation

The executive compensation program for our Chief Executive Officer, Chief Financial Officer, Executive Vice President of Operations and our next highest paid executive officer, whom we refer to as “named executive officers” and other key employees consists of base salary and may include incentive cash bonuses and long-term incentives, including stock option grants and restricted stock. Consistent with our philosophy described above, the compensation elements are determined based on an executive’s position and responsibilities, and a substantial portion of total compensation depends on individual and Company performance.

Base Salary Compensation

Base salary is used to compensate an executive officer for position and level of responsibility. Base salaries for named executive officers are reviewed annually, and any salary increases are based on the level of responsibility of the particular position, individual performance, competitive data and overall company performance. For the salary of the Chief Executive Officer, the Compensation Committee evaluates performance and makes recommendations to the independent directors for their approval based on the evaluation.

Annual Incentive Compensation

Our named executive officers and other key employees have the opportunity to earn cash incentive awards based on an annual executive incentive compensation plan. Our Compensation Committee establishes performance goals each year, typically by March, which include financial performance goals, such as operating income, same store sales or other targets, and non-financial goals. Cash bonuses for individuals are determined by the extent to which we attain established goals and by an assessment of each individual’s performance during the year.

The Compensation Committee has discretion to increase or decrease compensation payouts based on our achievement of performance goals. An employee may receive no bonus for the year if less than a predetermined percentage of our performance goal is met or if his or her performance does not meet the Compensation Committee’s or management’s expectations. Although we establish performance goals and target bonuses in the first quarter of the year to satisfy the requirements of Section 162(m) of the Internal Revenue Code, the Compensation Committee may exercise discretion by reducing or increasing bonuses. For example, if company performance would result in a maximum bonus but individual performance does not meet expected standards, the Compensation Committee could reduce the bonus amount in its discretion.

Compared to our peers noted above, we generally seek to provide a higher proportion of total executive compensation in the form of a performance-based bonus, and the Compensation Committee reviews benchmarking bonus data and considers how bonus potential and base salary work in conjunction together.

We did not increase the annual salary of any named executive officers in 2010. Mr. Freeman’s target cash bonus was increased for 2010 to $275,000. The performance goals for 2010 were based on minimum financial goals (80% of bonus), with a focus on earnings per share growth and revenues, and non-financial goals (20% of bonus), including customer service. All bonus payouts were discretionary, and factor a combination of Company performance and individual performance.

The minimum financial performance standards under our 2010 Executive Incentive Compensation Plan were as follows:

•	Achieving at least 90% of the budgeted earnings per share of $0.45;

•	Meeting the capital budget numbers while delivering the board approved scope of work;

•	Opening two new restaurants within budget; and

•	No bonus will be paid if we default on any credit facility covenants.

Non-financial goals include maintaining or improving our guest satisfaction scores.

On November 16, 2009, we entered into an employment agreement with Michelle M. Lantow, who began service as our chief financial officer on January 6, 2010. As chief financial officer, Ms. Lantow’s annual base salary is $285,000 and her target cash bonus for the 2010 fiscal year was 50% of her base salary. Ms. Lantow’s cash bonus for the 2010 fiscal year was guaranteed to be at least $25,000, with $10,000 payable March 31, 2010. Ms. Lantow was granted an option under our 2004 Stock Incentive Plan to purchase 100,000 shares of our common stock at a per share price equal to the closing price on January 6, 2010, the first day of her employment with the Company and the date of the grant. Ms. Lantow has an executive severance and non-competition agreement with us.

Based on its assessment of the Company’s performance in 2010, our Compensation Committee elected to not pay discretionary bonuses for 2010 as financial goals were not met. Incentive compensation received by named executive officers is included in the “Summary Compensation Table”.

Long-term Incentives

Our long-term incentives are designed to align executive officer equity-based rewards with our financial performance and increases in our stock price over a multiple-year period. To achieve this objective, we provide named executive officers long-term incentive award opportunities in the form of stock option and restricted stock grants. Option and restricted stock grants provide executives with the opportunity to buy and maintain equity interests in the Company and to share in the appreciation of the value of the stock. They also provide a long-term incentive for the executive to remain with us and promote stockholder returns. We tie the number of shares of restricted stock granted to eligible employees based on achieving earnings per share targets. We granted stock options to our named executive officers and other employees in connection with our initial public offering in 2004, as well as in connection with the hiring for key positions including granting Ms. Lantow options to acquire 100,000 shares of common stock in January of 2010 in conjunction with us hiring her as the Company’s Chief Financial Officer. We granted restricted stock to some executives and key employees, including named executive officers, in 2006 and in 2008 as long-term incentive compensation. All option grants to named executive officers have had an exercise price equal to the fair market value of the shares at the date of grant. The options granted expire ten years after the option was granted and became exercisable over a three year vesting period. The options only have value to the recipients if the price of the stock appreciates after the options are granted. Each of the restricted stock grants in 2006 and 2008 vests over three years, and unvested restricted stock is subject to forfeiture if the named executive officer leaves the Company.

Equity Granting Processes

Our Compensation Committee approves all equity grants to executive officers, and delegates limited authority to our Chief Executive Officer and Chief Financial Officer to make grants to employees. We do not have a practice of making annual equity awards. We granted stock options in connection with our initial public offering and we granted restricted stock to some executives, including our named executive officers, in 2006, 2008 and in 2010. Typically, we grant stock options to significant employees when they are hired. The exercise price of the options is the fair market value at the grant date and the number of shares underlying options varies based on the duties and responsibilities of the executive or employee.

Other Benefits

The Company’s benefits philosophy for executive officers is that benefits should provide employees protection from catastrophic events, enable employees to plan for their future and be competitive in order to attract and retain a high-quality workforce. Benefits that we offer to certain named executive officers and certain key employees include a monthly car allowance and participation in health and other benefit programs that are available to employees generally. We do not provide pension benefits or deferred compensation to our named executive officers, and they are not eligible to participate in our 401(k) plan.

Severance and Change of Control Agreements

William T. Freeman, our Chief Executive Officer, has an executive severance agreement with us that provides severance benefits contingent on our receiving a release of claims from him. Michelle M. Lantow, our Chief Financial Officer, has an executive severance and non-competition agreement to provide benefits contingent on our receiving a release of claims from her. The Company believes that these agreements effectively create incentives for our executives to build stockholder value without the fear of losing employment for situations other than for cause. These arrangements are intended to attract and retain qualified executives who could have other job alternatives that may appear to them to be less risky absent these arrangements. The benefits are described under “SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS.”

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits to $1,000,000 per person the amount that we may deduct for compensation paid to any of our most highly compensated officers in any year. In the past, we have not paid compensation that has exceeded this limit. To date, we have generally granted stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and restricted stock grants. We receive no tax deduction for the “option spread” compensation (the excess of the market value of shares over the exercise price of the option) on exercise of Incentive Stock Options unless the optionee disposes of the acquired shares before satisfying specified holding periods. Under IRS regulations, compensation that meets specified performance-based requirements will not be subject to the $1,000,000 cap on deductibility. If non-deductibility of executive compensation, including equity-based compensation, becomes material to the Company’s U.S. tax position, we will consider policies and strategies to achieve full deductibility.

Significant Changes in Compensation in 2011

We have not increased the annual compensation of any named executive officers for 2011 with the exception of Michelle M. Lantow, Chief Financial Officer, who received a 3% increase in base salary in April 2011. The performance goals for 2011 were based on minimum financial goals (70%), with a focus on operating income and same store sales, and non-financial goals (30% of bonus), including customer service. All bonus payments are discretionary, and factor a combination of company performance and individual performance.

The minimum financial performance standards under our 2011 Executive Incentive Compensation Plan are as follows:

•	Achieve at least 90% of the Company’s budgeted operating income;

•	Achieve positive same store sales

•	No bonus will be paid if we default on any credit agreement covenants.

Non-financial goals include maintaining or improving our guest satisfaction scores.

SUMMARY COMPENSATION TABLE

The following table summarizes compensation information for our named executive officers.

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock awards ($)(2)	Option awards ($)(3)	Non-equity Incentive plan compensation ($)(4)	All other compensation ($)		Total ($)
William T. Freeman,	2010	$449,819	$—	$—	$—	$—	$16,800	(7)	$466,619
Chief Executive Officer	2009	399,630	250,000	—	457,500	—	40,388	(5)	1,147,518
	2008	—	—	—	—	—	—		—

Douglas L. Schmick,	2010	100,000	—	—	—	—	—		100,000
Chief Executive Officer(6)	2009	123,302	25,000	—	—	—	13,621	(7)	161,923
	2008	415,385	—	140,988	—	—	16,551	(7)	572,924

Michelle M. Lantow,	2010	271,679	25,000	—	414,700	—	—		711,379
Chief Financial Officer	2009	—	—	—	—	—	—		—
	2008	—	—	—	—	—	—		—

Emanuel N. Hilario,	2010	—	—	—	—	—	—		—
Chief Financial Officer(8)	2009	146,640	—	—	—	—	329,468	(9)	471,108
	2008	309,231	—	100,706	—	—	12,000	(7)	421,937

Michael B. Liedberg,	2010	216,434	—	—	—	—	12,000	(7)	228,434
Executive Vice President of Operations	2009	211,719	30,000	—	—	—	12,000	(7)	253,719
	2008	203,920	—	40,282	—	—	10,846	(7)	255,048

Jeffrey H. Skeele,	2010	119,978	—	—	—	—	—		119,978
Senior Vice President of Operations(10)	2009	174,882	—	—	—	—	—		174,882
	2008	173,831	—	36,254	—	—	—		210,085

Kelly A.B. Gordon,	2010	111,015	134,595	—	—	—	—		245,610
Vice President of The Boathouse Restaurants(11)	2009	108,087	121,250	—	—	—	—		229,337
	2008	$118,235	$125,208	$14,099	$—	$—	$—		$257,542

(1)	Salary paid in each year reflects some payments made at the prior year’s annual salary level.
(2)	This column represents the total grant date fair value of restricted stock awards granted to each of the applicable named executives. The fair value of the restricted stock awards was calculated based upon the closing market price of our common stock on the grant date. These amounts reflect our total accounting expense for these awards to be recognized over the full vesting period and do not correspond to the actual value that will be recognized by the executives. The actual value that an executive will realize upon vesting of the restricted stock awards will depend on the market price of our stock on the vesting date, so there is no assurance that the value realized by an executive will be at or near the value of the market price of our stock on the grant date.
(3)	This column represents the total grant date fair value of stock options granted to each of the applicable named executives. The fair value of stock options was estimated on the grant date using a Black-Scholes option pricing model. For additional information on the valuation assumptions with respect to stock option grants, refer to Note 2 of our financial statements in our Annual Report on Form 10-K for the year ended December 29, 2010. These amounts reflect our total accounting expense for these awards to be recognized over the vesting period and do not correspond to the actual value that may be recognized by the executives. The actual value, if any, that the executive may realize upon exercise of the options will depend on the excess of the stock price over the base value on the date of exercise, so there is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model.
(4)	All of the non-equity incentive plan compensation is paid in cash.
(5)	Amounts include car allowance for 2009 of $16,154, as well as $24,234 for consulting services provided to us prior to his employment.
(6)	Mr. Schmick resigned from the office of chief executive officer, and William T. Freeman was appointed chief executive officer, on January 12, 2009. Mr. Schmick remains the Chairman of the Board.
(7)	Car allowance.
(8)	Effective May 21, 2009, Emanuel N. Hilario ceased to be employed by the Company.
(9)	Amounts include car allowance for 2009 of $4,615, and $324,853 paid for severance related to his departure from the Company.
(10)	Effective March 20, 2010, Jeffrey H. Skeele ceased to be employed by the Company.
(11)	Mr. Gordon is paid in Canadian Dollars; for the purpose of this presentation his amounts have been translated to U.S. dollars using the average exchange rate for the two currencies over the fiscal year presented.

For a discussion of the 2004 Stock Incentive Plan, see the section of this Information Statement entitled “Proposal 2: Amendment to 2004 Stock Incentive Plan.”

2010 GRANTS OF PLAN-BASED AWARDS

The following table summarizes information regarding awards of cash incentive compensation and stock options for our named executive officers in 2010.

Name	Grant date	Estimated future payouts under non-equity incentive plan awards target ($)(1)	All other stock awards: number of shares of stock or units (#)	Grant date fair value of stock awards(2)
William T. Freeman, Chief Executive Officer	—	$—	—	$—
Michelle M. Lantow, Chief Financial Officer	01/06/2010	—	100,000	414,700
Michael B. Liedberg, Executive Vice President of Operations	—	—	—	—
Kelly A.B. Gordon, Vice President of The Boathouse Restaurants(3)	—	$—	—	$—

(1)	Our non-equity incentive plan provides for a single estimated payout based on accomplishing all the performance measures. Financial performance comprises 80% of the target bonus and the remaining non-financial performance comprises 20% of the target bonus. A description on the non-equity incentive plan is included in Compensation Disclosure and Analysis – Annual Incentive Compensation. The Board has discretion to increase or decrease awards at its discretion.
(2)	The grant date fair value of a stock option awards in 2010 was $4.15. The assumptions used in determining the fair value of grants are disclosed in Note 2 to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 29, 2010.
(3)	Mr. Gordon does not participate in the non-equity incentive plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes information regarding the number of shares underlying options and the number and value of unvested restricted stock outstanding at December 29, 2010 held by our named executive officers.

Name	Option awards				Restricted Stock awards
	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price per share ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)
William T. Freeman,	83,334	166,666	$3.92	01/12/2019	—	$—
Chief Executive Officer(2)
Michelle M. Lantow,	—	100,000	7.53	01/06/2020	—	—
Chief Financial Officer(3)
Michael B. Liedberg,	10,000	—	12.00	07/17/2014	1,146	10,337
Executive Vice President of Operations
Kelly A.B. Gordon	3,000	—	$26.81	03/30/2017	401	$3,617
Vice President of The Boathouse Restaurants

(1)	The calculation of value is based on the closing price of $9.02 according to the NASDAQ Global Market on December 29, 2010, the last day of trading in fiscal 2010.
(2)	250,000 options were granted to Mr. Freeman on January 12, 2009 which vest annually on each anniversary over a three year period.
(3)	100,000 options were granted to Ms. Lantow on January 6, 2010 which vest annually on each anniversary over a three year period.

STOCK VESTED

The table below summarizes information regarding restricted stock that vested in 2010.

Name	Restricted Stock
	Number of Shares acquired on vesting (#)	Value Realized on vesting ($)(1)
William T. Freeman,	—	$—
Chief Executive Officer
Michelle M. Lantow,	—	—
Chief Financial Officer
Michael B. Liedberg,	1,147	10,759
Executive Vice President of Operations
Kelly A.B. Gordon,	401	$3,761
Vice President of The Boathouse Restaurants

(1)	Value realized on vesting was calculated using the closing price per share according to The NASDAQ Global Market on the vesting date of the respective grant.

SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

Chief Executive Officer

William T. Freeman has an executive severance agreement with the Company that provides severance benefits contingent on our receiving a release of claims from him. The Company considers these agreements important in attracting and retaining top executives and in ensuring that executives’ interests are aligned with our stockholders when considering change in control transactions. The amounts payable under these agreements are based on compensation immediately before a termination, but our Compensation Committee does not formally consider these contingent payments when determining other elements of executive compensation.

The benefits under the agreements are as follows:

•

If employment is involuntarily terminated, including due to death or disability, other than for “cause,” which is the willful and continued failure to perform assigned duties or the willful engagement in illegal conduct that materially injures the Company, Mr. Freeman would receive severance equal to (1) one-year’s base salary, plus (2) the average of his bonuses (including non-equity incentive compensation) for the two prior completed fiscal years, plus (3) a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for six months under COBRA continuation laws. A portion of the outstanding Incentive Stock Options held by Mr. Freeman would become exercisable as follows: (i) 6,944 shares multiplied by (ii) the number of full months that have elapsed between the last anniversary of January 12, as such term is defined in Mr. Freeman’s Incentive Stock Option Agreement, and the termination date.

•

If the Company experiences a change of control and employment is terminated other than for “cause,” or if Mr. Freeman resigns because he is required to move more than 50 miles from the Company’s current corporate offices, the Company’s successor does not agree to be bound by the agreement, or Mr. Freeman’s duties, pay or total benefits are reduced, the employee would receive the benefits described above. However, all of his options to purchase common stock would become immediately exercisable rather than a portion thereof as described above, and he would receive an excise tax gross-up payment.

The estimated amounts that would have been paid to Mr. Freeman assuming he had been terminated without cause at the end of our last fiscal year, would have been as follows.

	One-year base salary	Bonus	Health insurance	Total
William T. Freeman	$450,000	$125,000	$10,187	$585,187

If the termination had occurred following a change of control of the Company, Mr. Freeman would have received the compensation described above, plus the following additional compensation:

	Value of accelerated Stock Options	Total (including amounts specified above)
William T. Freeman	$849,997	$1,435,184

We used $9.02 per share, the closing price of our stock on December 29, 2010, the last trading day of fiscal 2010, to calculate the value of the accelerated options, less the option exercise price per share of $3.92.

Chief Financial Officer

Michelle M. Lantow has an executive severance and non-competition agreement with the Company. The agreement provides the following benefits, contingent on our receiving a release of claims from her:

•

If employment is involuntarily terminated, including due to death or disability, other than for “cause,” which is the willful and continued failure to perform assigned duties or the willful engagement in illegal conduct that materially injures the Company, Ms. Lantow would receive severance equal to six months base salary, plus a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for three months under COBRA continuation laws. A portion of the outstanding Incentive Stock Options held by Ms. Lantow would become exercisable as follows: (i) 2,083 shares multiplied by (ii) the number of full months that have elapsed between the last anniversary of January 6, as such term is defined in Ms. Lantow’s Incentive Stock Option Agreement, and the termination date.

•

If the Company experiences a change of control and employment is terminated other than for “cause,” or if Ms. Lantow resigns because she is required to move more than 50 miles from the Company’s current corporate offices, the Company’s successor does not agree to be bound by the agreement, or Ms. Lantow’s duties, pay or total benefits are reduced, she would receive the benefits described above. However, all of her options to purchase common stock (rather than a portion thereof) would become immediately exercisable until the earlier of (a) two years after termination of employment or (b) the option expiration date as set forth in the applicable option agreement.

The estimated amounts that would have been paid to Ms. Lantow assuming she had been terminated without cause at the end of our last fiscal year, would have been as follows.

	Six months base salary	Bonus	Health insurance	Total
Michelle M. Lantow	$142,500	$—	$5,093	$147,593

If the termination had occurred following a change of control of the Company, Ms. Lantow would have received the compensation described above, plus the following additional compensation:

	Value of accelerated Stock Options	Total (including amounts specified above)
Michelle M. Lantow	$149,000	$296,593

We used $9.02 per share, the closing price of our stock on December 29, 2010, the last trading day of fiscal 2010, to calculate the value of the accelerated options, less the option exercise price per share of $7.53.

The information set forth in this section is as of December 29, 2010. Please refer to Item 3 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 22, 2011 for more current information with respect to severance and change of control arrangements.

DIRECTOR COMPENSATION

The table below summarizes compensation paid to our non-management directors in 2010.

Name	Fees earned or paid in cash ($)(1)	Stock Awards ($)	Total Compensation
J. Rice Edmonds(2)	$36,667	$35,000	$71,667
Elliott H. Jurgensen, Jr.(2)	55,000	35,000	90,000
Jeffrey D. Klein(2)	30,000	35,000	65,000
James R. Parish(2)	45,000	35,000	80,000
David B. Pittaway(2)	34,583	35,000	69,583
Eric P. Bauer(3)(4)	4,167	47,500	51,667
Christine F. Deputy Ott(3)(4)	$5,000	$47,500	$52,500

(1)	The Company Board adopted a program in 2008 to allow directors to elect to receive their cash compensation for service as a director in the form of Company stock, with the number of shares to be received determined by the closing price of the Company stock at the end of each fiscal quarter related to that quarter’s Board fee payments. Elections to receive compensation in the form of Company stock must be made during an open trading window. The fees earned indicated above includes amounts directors elected to receive in stock.
(2)	The stock awards amounts are the grant date fair value of the awards. Messrs. Edmonds, Jurgensen, Klein, Parish, Pittaway received 3,684 of restricted shares on May 19, 2010, which will vest on May 19, 2011 for Messrs. Edmonds, Jurgensen and Parish, and which have vested on November 1, 2010 for Messrs. Klein and Pittaway. The share award was determined by dividing $35,000 by the closing price of the stock on May 19, 2010.
(3)	The stock awards amounts are the grant date fair value of the awards. Mr. Bauer and Ms. Deputy Ott received 2,030 of restricted shares on November 1, 2010, which will vest on May 19, 2011. The share award was determined by dividing $17,500 by the closing price of the stock on November 1, 2010.
(4)	The stock awards amounts are the grant date fair value of the awards. Mr. Bauer and Ms. Deputy Ott received 3,480 of restricted shares on November 1, 2010, which will vest on November 1, 2013. The share award was determined by dividing $30,000 by the closing price of the stock on November 1, 2010.

Messrs. Freeman and Schmick receive no additional compensation to serve as directors. Cash compensation and other amounts paid to independent directors in 2010 consisted of the following:

•	annual compensation of $20,000;

•	$1,250 per each board meeting attended;

•	annual compensation of $5,000 for service as a member of the Audit Committee and additional annual compensation of $20,000 for service as the chairman of the Audit Committee;

•	annual compensation of $5,000 for service as a member of the Compensation Committee and additional annual compensation of $10,000 for service as the chairman of the Compensation Committee;

•

annual compensation of $5,000 for service as a member of the Nominating and Governance Committee and additional annual compensation of $10,000 for service as the chairman of the Nominating and Governance Committee;

•	a reasonable dining allowance at our restaurants; and

•	reasonable out-of-pocket expenses incurred in attending meetings.

On May 19, 2010, our Company Board approved the issuance to each independent director of $35,000 of restricted stock, based on the closing price of the stock on the grant date. Additionally, on November 1, 2010, our

Company Board approved the issuance to each of the new independent director $47,500 of restricted stock, based on the closing price of the stock on the grant date. Our Company Board believed the grant was important to further align the interests of our directors with those of our stockholders and that the grant made our total director compensation package more competitive with our peers. The Company Board also adopted a program to allow directors to elect to receive their cash compensation for service as a director in the form of Company stock, with the number of Shares to be received determined by the closing price of the Company stock at the end of each fiscal quarter related to that quarter’s Board fee payments. Certain directors have elected this option.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on the review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Members of the Compensation Committee:

J. Rice Edmonds – Chairman

Elliott H. Jurgensen, Jr.

Christine F. Deputy Ott